ELDORADO GOLD
CORPORATION

02 AUG -6 AM 10:16

02049029

July 26, 2002

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – June 3, 2002
2. Material Change Report dated June 3, 2002
3. News Release – June 21, 2002
4. News Release – July 26, 2002
5. Material Change Report dated July 26, 2002
6. 2nd Quarter 2002 Unaudited Financial Statements

I trust you will find this filing in order.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Yours truly

ELDORADO GOLD CORPORATION

D Moss

Dawn Moss
Corporate Secretary

encl.

1920 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Telephone: (604) 687-4018 Fax: (604) 687-4026

eldoradogold

NEWS RELEASE

ELD No. 02-12
June 3, 2002

HEDGING REQUIREMENT ELIMINATED
DEBT FURTHER REDUCED

Paul Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: "ELD") is pleased to announce that the Company has signed an Eighth Amendment (the "Amendment") to the Amended and Restated Credit Agreement (the "Credit Facility") with its creditor NM Rothschild & Sons Limited. The Amendment releases the Company, upon the reduction of the Credit Facility to less than US$3 million, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company reduced the outstanding balance of its Credit Facility to less than US$3 million.

Currently, the Company's gold hedge position consists of 35,689 ounces of spot deferreds at a price of $300.00 per ounce and 12,000 ounces of "puts" at a strike price of $275. The Company is delivering into its hedge book with the objective of fully retiring the hedge position over the next six months.

The Company further increased its reserves through 2001. As of December 31, 2001 Proven and Probable Reserves totaled 4.1 million ounces.

At the Company's wholly-owned Kisladag Project an 8 hole step-out drill programme is being completed. By month end the Company will be announcing results from this programme including an interim resource statement reflecting the results from the programme.

On May 29, 2002 Eldorado launched its new website (*www.eldoradogold.com*). The website contains the Company's 2001 on-line Annual Report and is designed to keep visitors to the site updated about the Company's operations, development projects, and financial information.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002, filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX:ELD)
The TSX has neither approved or disapproved the form or content of this release.
Investor Relations Contact – Earl W. Price: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

B.C. Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. **Date of Material Change**

June 3, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on June 3, 2002, News Release No. 02-12, to The Toronto Stock Exchange and through approved public media.

Item 4. Summary of Material Change

The Company announced the signing of an Eighth Amendment (the "Amendment") to the Amended and Restated Credit Agreement (the "Credit Facility") with its creditor NM Rothschild & Sons Limited. The Amendment releases the Company, upon the reduction of the Credit Facility to less than US$3 million, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company reduced the outstanding balance of its Credit Facility to less than US$3 million.

Item 5. Full Description of Material Change

Paul Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: "ELD") is pleased to announce that the Company has

signed an Eighth Amendment (the "Amendment") to the Amended and Restated Credit Agreement (the "Credit Facility") with its creditor NM Rothschild & Sons Limited. The Amendment releases the Company, upon the reduction of the Credit Facility to less than US$3 million, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company reduced the outstanding balance of its Credit Facility to less than US$3 million.

Currently, the Company's gold hedge position consists of 35,689 ounces of spot deferreds at a price of $300.00 per ounce and 12,000 ounces of "puts" at a strike price of $275. The Company is delivering into its hedge book with the objective of fully retiring the hedge position over the next six months.

The Company further increased its reserves through 2001. As of December 31, 2001 Proven and Probable Reserves totaled 4.1 million ounces.

At the Company's wholly-owned Kisladag Project an 8 hole step-out drill programme is being completed. By month end the Company will be announcing results from this programme including an interim resource statement reflecting the results from the programme.

On May 29, 2002 Eldorado launched its new website (*www.eldoradogold.com*). The website contains the Company's 2001 on-line Annual Report and is designed to keep visitors to the site updated about the Company's operations, development projects, and financial information.

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**
Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 3rd day of June, 2002.

ELDORADO GOLD CORPORATION

By: ______________________________

Name: Earl W. Price
Title: Vice President, Finance

eldorado gold

NEWS RELEASE

ELD No. 02-13
June 21, 2002

KISLADAG RESOURCE INCREASES TO 7.3 MILLION OUNCES
INITIAL BRUMAL DRILL RESULTS INCLUDE 32.2 G/T OVER 3.8 M

Paul Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: "ELD") is pleased to announce interim results from the Company's ongoing exploration and development activities in Turkey and Brazil.

Kisladag Project

At the Company's 100% owned Kisladag Project in western Turkey an interim resource estimate has been recently completed by Micon International Ltd., incorporating the results of this year's completed 4,565 m drilling program. The program was designed to further define the limits and possible extensions of the previously defined 6.7 Moz. resource.

Significant intercepts from the program are shown in Table 1.

Table 1: Significant Intercepts

Drill Hole No	From	To	Width	Grade g/t Au
GC 40	249	451.5	202.5	1.14
including	249	269	20	3.21
GR 110	375.5	550	192.5	1.25
GR 113	2.5	452.5	450	1.52
including	2.5	107.5	105	2.64
GC 114	261.5	451.5	190	0.93
GC 116	12	204.5	192.5	1.02
GC 117	153	313	160	1.92

Resource Estimate

Resource calculations prepared by Micon International Ltd. are based on the previously developed geological model and include data from the over 23,800 meters of drilling and trenching carried out to date. Micon has reviewed the QA/QC program, duplicate samples, sample statistics, capping levels, composite formation, composite statistics and variography for the data presented including the additional drill hole information. Estimating and classification techniques have remained as previously reported. Mr. Gary Giroux, Associate with Micon International is the independent Qualified Person responsible for preparation of the resource estimate, which has been done in accordance with National Instrument 43-101. The revised resource estimate at Kisladag in Table 2 has been estimated at a 0.4 g/t cut-off which is consistent with previous estimates.

Table 2: Resource: Measured, Indicated and Inferred

Classification	Tonnes	Grade g/t Au	Ounces
Measured	11,800,000	1.30	490,000
Indicated	137,200,000	1.13	4,970,000
Measured & Indicated	149,000,000	1.14	5,460,000
Inferred	61,900,000	0.92	1,800,000

Samples from the drill program are prepared in Eldorado's sample preparation laboratory in Turkey according to procedures established by Micon International. Sample pulps are shipped to ALS Chemex Laboratory in Vancouver for gold fire assay with A.A. finish. ALS Chemex has attained ISO 9002 Registration by KPMG Quality Registrars for the principal laboratory in Vancouver for the provision of assay and geochemical analytical services. Duplicates, blanks and standards are inserted according to industry practice prior to shipment to ALS Chemex.

The Company continues with a full work program designed to bring the Kisladag Project to Full Feasibility in Q1 2003. Additional metallurgical testwork is ongoing, Environment Impact Assessment is underway and a 4,000 m infill drill program will be commencing before month end.

Brumal

Diamond drilling from surface continues on the Brumal property located 5 kilometers from the Company's São Bento Mine. The drill program underway is designed to confirm and extend the previously identified mineralization within the Banded Iron Formation. Results from holes completed to date are reported below including significant intercepts.

Table 3: Brumal Drilling

Drill Hole Number	Length (m)	From (m)	To (m)	Au (g/t)	True Width (m)
SJ-01	279	129.08	134.94	32.22	3.78
SJ-02	483	349.66	352.70	3.92	1.71
SJ-03	336.95	198.24	199.56	3.18	0.94
SJ-04	297.10	197.73	200.67	12.43	2.31
SJ-05	380.05	151.65	159.07	22.82	5.23
SJ-06	300.10	No significant intercepts			

Following the completion of further drilling the Company plans by Q4 2002 to comment on its first resource estimate for Brumal.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.6 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002, filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX:ELD)
The TSX has neither approved or disapproved the form or content of this release.
Investor Relations Contact – Earl W. Price: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

eldoradogold

02 AUG -3

NEWS RELEASE

ELD No. 02-14
July 26, 2002

SECOND QUARTER 2002 FINANCIAL RESULTS
NET INCOME $ 1.9 M ($0.01 PER SHARE)

(all figures in United States dollars unless otherwise indicated)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSX: "ELD"), is pleased to announce the Company's Unaudited Second Quarter 2002 Financial Results.

Highlights

- Profitability continues: 2Q Net Income $1.9 M (Six months Net Income $2.3 M)
- Kisladag resource increases to 7.3 million ounces
- Balance Sheet continues to improve
- Hedging requirement eliminated

São Bento

Gold production in the second quarter increased to 27,702 ounces compared with 16,963 ounces in the 1st Quarter 2002. The increase reflected the completion of the repair of the mine's #2 Autoclave in March and the elimination of energy restrictions effective March 1, 2002. Total cash costs for the quarter at $201/oz. contributed to a year to date cash cost of $190/oz. The Company forecasts production and cash costs for the year of 105,000 ounces and $185/oz. respectively.



São Bento Total Cash Cost
250
200
150
100
50
0
$/oz.
1999 2000 2001 1stQ 2002 2ndQ 2002 2002
Forecast
Total Cash Costs

Drilling continues from an underground platform on the 23rd Level designed to both upgrade and extend the mine's resource base.

At the Brumal project, located 5 kilometers from the São Bento operation, drilling continues through the quarter with initial results previously disclosed (ELD 02-13).

Kisladag

In the quarter a 4,265 meter step out drilling programme was successfully completed, further defining the limits of the resource. Results from the programme were incorporated in an updated resource calculation by Micon International which estimated an increased total resource of 7.3 million ounces.

The Company, in accordance with its Development Plan, is now completing a 4,000 meter Reverse Circulation Drilling Programme designed to provide further infill drilling for the Kisladag Feasibility Study. Concurrent with this drilling, additional metallurgical testwork and the Environmental Impact Study are proceeding. Project development continues to be on schedule to complete full feasibility in the first quarter of 2003.

Financial Position

The Company in the second quarter initiated two transactions resulting in further strenghtening the balance sheet. Principal payments to $2.6 M in the quarter reduced the Company's outstanding bank debt to $2.8 M. This reduction, to below $3.0 M, released the Company from the convenant requirement of the Corporate Debt Facility to retain a gold hedging facility. The Company is currently delivering into the remaining hedge book and the gold hedge position will be liquidated over the remainder of 2002.



Bank Debt/Cash
Bank Debt
Cash
(US$ 000)
30,000
25,000
20,000
15,000
10,000
5,000
0
4thQ 2000
4thQ 2001
1stQ 2002
2ndQ 2002
2ndQ 2002

On June 20, 2002 the Company agreed, by private contract, to purchase $2.0 M of 8.25% Convertible Debentures of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 Common Shares of the Company. Such common shares will be issued from treasury to Brant and the purchased Debentures have been transferred to the Company and cancelled thereby reducing the outstanding balance of the Convertible Debentures from $9.1 M to $7.1 M.

Financial Results

The Company today reported its Second Quarter 2002 Unaudited Financial Results, with net earning for the quarter amounting to a profit of $1.9 M ($0.01 per share) and six months of $2.3 M ($0.02 per share) compared to a loss of $1.2 M ($0.01 per share) and a six month loss of $2.3 M ($0.02 per share) in 2001. Second quarter 2002 gold revenues were $9.3 M with six month gold revenues of $15.2 M compared to $8.8 M with six months of $18.1 M in 2001. Cash flow for the second quarter from operating activities was $1.0 M ($0.01 per share) with six months of $1.7 M ($0.01 per share) compared to $1.1 M ($0.01 per share) and six months of $4.5 M ($0.05 per share) in 2001. The Company realized a gold price of $304/oz. in the second quarter compared to $297/oz. in the second quarter of 2001 resulting in a contribution margin, the difference between gold revenues and total cash costs, of $103/oz. or $2.9 M. This compares to a contribution margin of $54/oz. or $1.4 M in the second quarter of 2001.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001, filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSX")
The TSX has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Earl Price: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

PRODUCTION HIGHLIGHTS

	First Quarter 2002	**Second Quarter 2002**	Second Quarter 2001	**First Six Months 2002**	First Six Months 2001
Gold Production					
Ounces	16,963	**27,702**	26,654	**44,664**	54,740
Cash Operating Cost ($/oz)	166	**195**	238	**184**	229
Total Cash Cost ($/oz)[1]	171	**201**	243	**190**	235
Total Production Cost ($/oz)[2]	310	**296**	323	**301**	317
Realized Price ($/oz)[3]	292	**304**	297	**300**	299
São Bento Mine, Brazil					
Ounces	16,963	**27,702**	26,654	**44,664**	54,740
Tonnes to Mill	89,342	**96,519**	107,504	**185,861**	221,359
Grade (grams / tonne)	9.85	**9.23**	9.36	**9.53**	9.31
Cash Operating Cost ($/oz)	166	**195**	238	**184**	229
Total Cash Cost ($/oz)[1]	171	**201**	243	**190**	235
Total Production Cost ($/oz)[2]	310	**296**	323	**301**	317

1 Cash Operating Costs plus royalties and the cost of off-site administration.
2 Total Cash Cost plus depreciation, amortization and reclamation.
3 Excludes amortization of deferred gain.

Eldorado Gold Corporation

Consolidated Balance Sheets

Expressed in thousands of U.S. dollars

	June 2002 (unaudited)	June 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
ASSETS			
Current Assets			
Cash	$ 8,266	$ 2,290	$ 4,752
Restricted cash	1,008	-	475
Accounts receivable	4,366	3,758	3,747
Inventories	5,902	4,647	5,069
	19,542	10,695	14,043
Mine property, plant and equipment	64,696	68,991	66,495
Mineral properties and deferred development	31,428	30,127	30,673
Investments and advances	125	262	122
Other assets and deferred charges	1,098	2,065	1,961
	$ 116,889	$ 112,140	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 9,119	$ 6,802	$ 11,769
Current portion of long term debt (Note 4)	2,650	5,008	6,243
	11,769	11,810	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	3,708	4,665	5,621
Future income taxes	196	177	178
Convertible debentures (Note 5)	6,719	8,393	8,482
Long term debt (Note 4)	950	12,871	9,103
	26,809	41,383	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 6)	334,372	316,373	316,406
Shares to be issued for convertible debenture (Note 5)	1,706	-	-
Equity portion of convertible debentures	1,094	1,400	1,400
Deficit	(247,092)	(247,016)	(249,375)
	90,080	70,757	68,431
	$ 116,889	$ 112,140	$ 113,294

Approved by the Board

Director

Approved by the Board

Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months Ended June 30 2002 (unaudited)	Three months Ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Revenue				
Gold sales	$ 9,279	$ 8,812	$ 15,215	$ 18,144
Interest and other income	1,977	467	3,136	589
	11,256	9,279	18,351	18,733
Expenses				
Operating costs	5,570	6,488	8,466	12,879
Depletion, depreciation and amortization	2,440	2,258	4,883	4,464
General and administrative	724	728	1,403	1,485
Exploration expense	149	229	268	365
Interest and financing costs	321	766	710	1,651
Gain on conversion of convertible debenture	(463)	-	(463)	-
Foreign exchange loss	(78)	(76)	87	120
	8,663	10,393	15,354	20,964
Profit (loss) before the undernoted items	2,593	(1,114)	2,997	(2,231)
Gain (loss) on disposals of mine property, plant and equipment	(196)	-	(196)	89
Profit (loss) before income taxes	2,397	(1,114)	2,801	(2,142)
Taxes				
Current	(498)	(59)	(518)	81
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)
Deficit at the beginning of the period	(248,991)	(245,843)	(249,375)	(244,752)
Deficit at end of the period	$ (247,092)	$ (247,016)	$ (247,092)	$ (247,016)
Weighted average number of shares outstanding	136,698,457	102,285,772	119,695,228	97,144,787
Basic - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.02)
Basic - Income (loss) per share - CDN.$	$ 0.02	$ (0.01)	$ 0.03	$ (0.03)
Diluted - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.03)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Three months Ended June 30 2002 (unaudited)	Three months Ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Cash flows from operating activities				
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)
Items not affecting cash				
Depletion, depreciation and amortization	2,440	2,258	4,883	4,464
Future income taxes	-	-	-	203
Gain (loss) on disposals of mine property, plant and equipment	196	-	196	(89)
Interest and financing costs	50	45	100	90
Gain on conversion of convertible debenture	(463)	-	(463)	-
Amortization of hedging gain	(868)	(756)	(1,837)	(1,657)
Amortization of financing fees	23	193	50	193
Foreign exchange loss	479	(73)	490	86
	3,756	494	5,702	1,026
Decrease (increase) in accounts receivable	(967)	624	(619)	1,186
Decrease (increase) in inventories	249	19	(833)	22
Increase (decrease) in accounts payable and accrued liabilities	(2,056)	(33)	(2,591)	249
Liquidation of hedges	-	-	-	2,000
	982	1,104	1,659	4,483
Cash flow from investing activities				
Mine property, plant and equipment	(1,440)	(1,401)	(2,964)	(2,765)
Proceeds from disposals of mine property, plant and equipment	50	-	50	215
Mineral properties and deferred development	(498)	(363)	(755)	(685)
Investments and advances	-	10	-	15
Restricted cash	(3)	5,339	(533)	7,053
	(1,891)	3,585	(4,202)	3,833
Cash flow from financing activities				
Repayment of long/short term debt	(2,845)	(5,595)	(11,354)	(8,145)
Issue of common shares:				
Voting - for cash	3,120	6	17,998	6
Other assets and deferred charges	-	(87)	(114)	(85)
	275	(5,676)	6,530	(8,224)
Foreign exchange (loss) gain on cash held in foreign currency	(469)	81	(473)	(102)
Net increase (decrease) in cash and cash equivalents	(1,103)	(906)	3,514	(10)
Cash and cash equivalents at beginning of the period	9,369	3,196	4,752	2,300
Cash and cash equivalents at end of the period	$ 8,266	$ 2,290	$ 8,266	$ 2,290
Supplemental cash flow information - (Note 8)				
Interest paid	$ 53	$ 551	$ 177	$ 1,098
Income tax paid	$ 39	$ 63	$ 59	$ 126

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the six months ended of 119,695,228 (Six months 2001 – 97,144,787).

3. Hedging Commitments

Gold hedging

At June 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002	2003	2004
Forward gold sales contracts (ounces)	33,189	-	-
Average price ($/oz.)	302	-	-
Deferred gain ($/oz.)	53	-	-
Total ($oz.)	355	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 5,500 ounces per month, at a price of $302.11.

The mark to market value of the Company's hedge position at June 30, 2002 was negative $800 at a spot price of $324 per ounce using a contango rate of 1.55%.

The Company holds 8,000 ounces of $275 Put Options. These Put Options expire at a rate of 4,000 ounces per month.

4. Long Term Debt

On May 30, 2002 the Company, entered into an agreement (the "Eight Amendment") with NM Rothschild. The Amendment releases the Company, upon the reduction of the Credit Facility to less than $3,000, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company made an additional principal payment of $2,000 to reduce the outstanding balance of its Credit Facility to less than $3,000.

5. Convertible Debentures

On June 20, 2002 the Company agreed, by private contract, to purchase $2,000 of "8.25% Convertible Debentures" of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 Common Shares of the Company. Such Common shares will be issued from treasury to Brant and the purchased Debentures will be transferred to the Company and cancelled.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. Share Capital

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrant. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange. These special warrants were converted on May 23, 2002 to shares in the Company for no additional consideration.

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at June 30, 2002, the Company has a share option plan as described below. No compensation expense is recognized in the consolidated statements of operations and deficit for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at June 30,2002 and the changes for the period ending on that date is presented below:

	Six month ended June 30, 2002	
	Shares	**Weighted average exercise price**
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,652,500	0.71
Exercised	(245,000)	0.30
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	5,302,500	0.54
Options exercisable at period end	5,302,500	0.54

The following table summarizes information about options granted during the period ended June 30, 2002.

Shares	Weighted average exercise price	Weighted average fair value
1,432,500	0.71	0.34
145,000	0.70	0.34
75,000	0.71	0.36

The following table summarizes information about share options outstanding as at June 30, 2002.

Stock Options

Range Of Exercise Price ($)	Number Outstanding At June 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.5	1.34
0.40 to 1.00	500,000	1.4	0.46
0.50 to 0.65	971,500	1.9	0.53
0.70 to 0.80	110,000	3.0	0.71
0.24 to 0.51	1,826,000	4.4	0.28
0.70 to 0.71	1,652,500	4.6	0.71
0.24 to 9.40	5,302,500	2.09	0.31

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. Share Capital (continued)

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock–based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

			U.S.$		CDN.$
Net income (loss) for the period	As reported	$	2,283	$	3,594
	Pro Forma	$	1,718	$	2,705
Basic and diluted earnings per share	As reported	$	0.02	$	0.03
	Pro Forma	$	0.01	$	0.02

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

7. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in South America and Turkey.

	Three months ended June 30 2002 (unaudited)	Three months ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Gold sales				
São Bento Mine	$ 9,279	$ 8,812	$ 15,215	$ 18,144
	9,279	8,812	15,215	18,144
Operating costs				
São Bento Mine	5,570	6,488	8,466	12,879
	5,570	6,488	8,466	12,879
Depletion, depreciation and amortization				
São Bento Mine	2,262	2,103	4,524	4,207
	2,262	2,103	4,524	4,207
Corporate expenses, net of interest and other income	1,295	(1,106)	1,040	(2,924)
Exploration expense	(149)	(229)	(268)	(365)
Gain (loss) disposals mine property, and equipment	(196)	-	(196)	89
Profit (loss) before income taxes	2,397	(1,114)	2,801	(2,142)
Taxes				
Current	(498)	(59)	(518)	81
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

7. Segmented Information (continued)

	Three months ended June 30 2002 (unaudited)	Three months ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Revenues by geographic area				
North America	$ 76	$ 65	$ 111	$ 174
South America	11,180	9,214	18,240	18,558
Turkey	-	-	-	1
Australia	-	-	-	-
	$ 11,256	$ 9,279	$ 18,351	$ 18,733
Net income (loss) by geographic area				
North America	$ (362)	$ (1,466)	$ (1,417)	$ (3,085)
South America	2,401	460	3,987	1,010
Turkey	(124)	(158)	(260)	(202)
Australia	(16)	(9)	(27)	13
	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)

	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
Segment assets			
São Bento Mine	$ 77,572	$ 78,206	$ 78,855
Total assets for reportable segments	77,572	78,206	78,855
Mineral properties and deferred development	31,428	30,127	30,673
Other	7,889	3,807	3,766
	$ 116,889	$ 112,140	$ 113,294
Assets by geographic area			
North America	$ 7,319	$ 3,257	$ 3,324
South America	77,706	78,405	79,011
Turkey	31,857	30,477	30,959
Australia	7	1	-
	$ 116,889	$ 112,140	$ 113,294

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

8. **Supplementary Cash Flow Information**

	Six months ended June 30, 2002 (unaudited)	Six months ended June 30, 2001 Restated (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (106)	$ (494)
Increase in long term debt	106	494
Interest accrual on convertible debentures	100	90
Convertible debentures	1,763	(90)
Gain on conversion of convertible debenture	(463)	-
Shares to be issued for convertible debenture	(1,706)	-
Equity portion of convertible debenture	306	-
	$ -	$ -

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (the "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

Second Quarter 2002 Financial Performance

Eldorado's unaudited net income for the second quarter of 2002 was a profit of $1,899 or $0.01 per share compared to a loss of $1,173 or ($0.01) per share in the second quarter of 2001. Revenues were higher in the second quarter of 2002 as gold production of 27,702 ounces exceeded gold production of 26,654 ounces in the second quarter of 2001. Realized gold price of $304 in second quarter of 2002 exceeded the previously comparable quarter of 2001 of $297. Other income for the quarter was higher than the second quarter of 2001 as $1,900 of autoclave repair insurance contingency was released from the balance sheet as the repair project was completed under budget. In the second quarter of 2002 the Company purchased $2,000 of its outstanding convertible debentures for a purchase price of 1,597,867 common shares of the Company. This purchase resulted in a gain on the conversion of the debenture of $463.

The Company's unaudited net income for the first six months of 2002 was a profit of $2,283 or $0.02 per share compared to a loss of $2,264 or ($0.02) per share in the first six months of 2001. The Company ended the second quarter 2002 with unrestricted cash of $8,266 compared to $4,752 as at December 31, 2001. Total debt was reduced from $15,346 as at December 31, 2001 to $3,600 including fees in the six month period ended June 30, 2002. Cash flow from operations after working capital changes for the six months ending June 30, 2002 was $1,659 or $0.01 per share compared with cash generation of $4,483 or $0.05 per share for the six months ending June 30, 2001.

	2nd Quarter 2002	2nd Quarter 2001	Six months 2002	Six months 2001
Gold Revenue	$ 9,279	$ 8,812	$ 15,215	$ 18,144
Net Income (loss)	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)
Net Income per share (loss)	$ 0.01	$ (0.01)	$ 0.02	$ (0.02)
Cash Flow from operations	$ 982	$ 1,104	$ 1,659	$ 4,483
Cash Flow per share (loss)	$ 0.01	$ 0.01	$ 0.01	$ 0.05

Decreased revenues in the six months of 2002 compared with the same period in 2001 occurred as a result of reduced production. Reduced production in the six months 2002 compared to the six months 2001 was a result of the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002. As at March 31, 2002 the autoclave is operating at a full capacity. The average realized price of gold per ounce in the six month period of 2002 was $300 per ounce compared to $299 in the same six month period of 2001.

Other income of $3,136 an increase of $2,547 over the first six months of 2001, a result of recording $1,118 of cash received from the autoclave business interruption insurance claim and $1,900 in autoclave repair insurance claim during the six months ended June 30, 2002.

Production São Bento Mine

	2002 2nd Quarter	2001 2nd Quarter	2002 Six Months	2001 Six Months
Gold Production				
Ounces	27,702	26,654	44,664	54,740
Cash Operating Cost ($/oz)	195	238	184	229
Total Cash Cost ($/oz)	201	243	190	235
Total Production Cost ($/oz)	296	323	301	317
Realized Price	304	297	300	299
São Bento Mine, Brazil				
Ounces	27,702	26,654	44,664	54,740
Ore tonnes	96,519	107,504	185,861	221,359
Grade (grams/tonne)	9.23	9.36	9.53	9.31
Cash Operating Cost ($/oz)	195	238	184	229
Total Cash Cost ($/oz)	201	243	190	235
Total Production Cost ($/oz)	296	323	301	317

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Gold production in the second quarter of 2002 for the São Bento mine was 27,702 ounces (Y-T-D 44,664 ounces). This compares to second quarter 2001 gold production at São Bento of 26,654 ounces (54,740 ounces for the first six months of 2001). The mine is returning to its normal levels of production after the completion of the repair at the #2 autoclave and elimination of power restrictions in the first quarter of 2002.

In the second quarter of 2002 the São Bento mine produced 96,519 tonnes of ore at a grade of 9.23 grams per tonne (Y-T-D 185,861 tonnes at 9.53 g/t). This compares to 107,504 tonnes of production in the second quarter of 2001 at a grade of 9.36 grams per tonne (221,359 tonnes at 9.31 g/t for the first 6 months of 2001). At the end of the second quarter of 2002 the mine had approximately 36,000 tonnes of ore in above ground inventory. The additional ore inventory is reflected as an increase in inventory on the balance sheet in the amount of $1,620.

Second quarter 2002 total cash costs at São Bento were $201 per ounce compared to $243 per ounce in 2001 (Y-T-D $190 per ounce vs. $235 per ounce in the first 6 months of 2001). The total cash costs for the second quarter of 2002 include $12 per ounce increase in costs a result of decrease in ore inventory at the mine site. The decrease in ore inventory in the second quarter is the result of operating the plant at full capacity with the two autoclaves and operation of the Biox circuit. The ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves. During the repair of the autoclave the Company received $1,760 of business interruption insurance related to 2002. Of the $1,760 business interruption received $642 was recorded as a reduction of cash costs covering fixed costs incurred during the autoclave shutdown in the first quarter 2002. The remainder of the business interruption insurance was credited to other income. The company will receive a final business interruption payment in the third quarter of 2002.

Consolidated Gold Production Cost per Ounce

	2nd Quarter 2002	2nd Quarter 2001	6 Months 2002	6 Months 2001
Direct mining expenses	$ 193	$ 188	$ 216	$ 194
Currency hedging	-	39	-	30
Inventory change	12	7	(14)	0
Third party smelting, refining and transportation	4	4	3	5
Vancouver Costs	1	1	3	1
By-product credits	(0)	(1)	-	(1)
Business Interruption credit	(15)	-	(24)	-
Cash operating cost per ounce	$ 195	$ 238	$ 184	$ 229
Royalties and Production taxes	6	5	6	6
Total cash costs per ounce	$ 201	$ 243	$ 190	$ 235
Depreciation/Depletion	82	79	101	77
Exchange (Gain)/ Loss	13	1	10	5
Reclamation and mine closure	-	-	-	-
Total production costs per ounce	$ 296	$ 323	$ 301	$ 317

Financial Condition and Liquidity

Cash from operations

Operations, after changes in working capital, generated cash flow of $1,659 in the six months of 2002 compared to $4,483 in the first six months of 2001. The decrease in cash from operations in the six months of 2001 is mainly due to $2,000 earned in hedge liquidation that occurred in the first quarter 2001 which was not duplicated in 2002.

Financing activities

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrants. Gross proceeds from the placement were Cdn$25,000 or US$14,558. On May 14, 2002 the special warrants were converted to shares in the Company for no additional consideration.

On May 30, 2002 the Company entered into an agreement (the "Eight Amendment") with NM Rothschild &Sons. The Amendment releases the Company, upon the reduction of the Credit Facility to less than $3,000, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company make an additional principal payment of $2,000 to reduce the outstanding balance of its Credit Facility to less than $3,000.

On June 20, 2002 the Company agreed, by private contract, to purchase $2,000 of "8.25% Convertible Debentures" of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 common Shares of the Company. Such Common shares will be issued from treasury to Brant and the purchased Debentures will be transferred to the Company and cancelled.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Forward Sales and Other commitments

At June 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold ounces			
Spot deferred contracts			
Amount hedged	33,189	-	-
Average price ($/oz.)	$ 302	$ -	$ -

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 5,500 ounces per month, at a price of $302.11. The mark to market value of the Company's hedge position at June 30, 2002 was negative $800 at a spot price of $324 per ounce using a contango rate of 1.55%.

The Company holds outstanding put options of 8,000 ounces at a strike price of $275 per ounce. These options expire at a rate of 4,000 ounces per month.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

B.C. Form 53-903.F

02 AUG -5

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. **Date of Material Change**

July 26, 2002

Item 3. **Press Release**

A Press Release was disseminated by the Company on July 26, 2002, News Release No. 02-14, to The Toronto Stock Exchange and through approved public media.

Item 4. **Summary of Material Change**

The Company announced its Unaundited 2nd Quarter 2002 financial results.

Item 5. **Full Description of Material Change**

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSX: "ELD"), is pleased to announce the Company's Unaudited Second Quarter 2002 Financial Results.

Highlights

- Profitability continues: 2Q Net Income $1.9 M (Six months Net Income $2.3 M)
- Kisladag resource increases to 7.3 million ounces
- Balance Sheet continues to improve
- Hedging requirement eliminated

São Bento

Gold production in the second quarter increased to 27,702 ounces compared with 16,963 ounces in the 1st Quarter 2002. The increase reflected the completion of the repair of the mine's #2 Autoclave in March and the elimination of energy restrictions effective March 1, 2002. Total cash costs for the quarter at $201/oz. contributed to a year to date cash cost of $190/oz. The Company forecasts production and cash costs for the year of 105,000 ounces and $185/oz. respectively.


São Bento Total Cash Cost
250
200
150
100
50
0
$/oz.
1999
2000
2001
1stQ 2002
2ndQ 2002
2002
Forecast
Total Cash Costs

Drilling continues from an underground platform on the 23rd Level designed to both upgrade and extend the mine's resource base.

At the Brumal project, located 5 kilometers from the São Bento operation, drilling continues through the quarter with initial results previously disclosed (ELD 02-13).

Kisladag

In the quarter a 4,265 meter step out drilling programme was successfully completed, further defining the limits of the resource. Results from the programme were incorporated in an updated resource calculation by Micon International which estimated an increased total resource of 7.3 million ounces.

The Company, in accordance with its Development Plan, is now completing a 4,000 meter Reverse Circulation Drilling Programme designed to provide further infill drilling for the Kisladag Feasibility Study. Concurrent with this drilling, additional metallurgical testwork and the

Environmental Impact Study are proceeding. Project development continues to be on schedule to complete full feasibility in the first quarter of 2003.

Financial Position

The Company in the second quarter initiated two transactions resulting in further strenghtening the balance sheet. Principal payments to $2.6 M in the quarter reduced the Company's outstanding bank debt to $2.8 M. This reduction, to below $3.0 M, released the Company from the convenant requirement of the Corporate Debt Facility to retain a gold hedging facility. The Company is currently delivering into the remaining hedge book and the gold hedge position will be liquidated over the remainder of 2002.


Bank Debt/Cash
Bank Debt
Cash
(US$ 000)
30,000
25,000
20,000
15,000
10,000
5,000
0
4thQ 2000
4thQ 2001
1stQ 2002
2ndQ 2002
2ndQ 2002

On June 20, 2002 the Company agreed, by private contract, to purchase $2.0 M of 8.25% Convertible Debentures of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 Common Shares of the Company. Such common shares will be issued from treasury to Brant and the purchased Debentures have been transferred to the Company and cancelled thereby reducing the outstanding balance of the Convertible Debentures from $9.1 M to $7.1 M.

Financial Results

The Company today reported its Second Quarter 2002 Unaudited Financial Results, with net earning for the quarter amounting to a profit of $1.9 M ($0.01 per share) and six months of $2.3 M ($0.02 per share) compared to a loss of $1.2 M ($0.01 per share) and a six month loss of $2.3 M ($0.02 per share) in 2001. Second quarter 2002 gold revenues were $9.3 M with six month gold revenues of $15.2 M compared to $8.8 M with six months of $18.1 M in 2001. Cash flow for the second quarter from operating activities was $1.0 M ($0.01 per share) with six months of $1.7 M ($0.01 per share) compared to $1.1 M ($0.01 per share) and six months of $4.5 M ($0.05 per share) in 2001. The Company realized a gold price of $304/oz. in the second quarter compared to $297/oz. in the second quarter of 2001 resulting in a contribution margin, the difference between gold revenues and total cash costs, of $103/oz. or $2.9 M. This compares to a contribution margin of $54/oz. or $1.4 M in the second quarter of 2001.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

PRODUCTION HIGHLIGHTS

	First Quarter 2002	**Second Quarter 2002**	Second Quarter 2001	**First Six Months 2002**	First Six Months 2001
Gold Production					
Ounces	16,963	**27,702**	26,654	**44,664**	54,740
Cash Operating Cost ($/oz)	166	**195**	238	**184**	229
Total Cash Cost ($/oz)[1]	171	**201**	243	**190**	235
Total Production Cost ($/oz)[2]	310	**296**	323	**301**	317
Realized Price ($/oz)[3]	292	**304**	297	**300**	299
São Bento Mine, Brazil					
Ounces	16,963	**27,702**	26,654	**44,664**	54,740
Tonnes to Mill	89,342	**96,519**	107,504	**185,861**	221,359
Grade (grams / tonne)	9.85	**9.23**	9.36	**9.53**	9.31
Cash Operating Cost ($/oz)	166	**195**	238	**184**	229
Total Cash Cost ($/oz)[1]	171	**201**	243	**190**	235
Total Production Cost ($/oz)[2]	310	**296**	323	**301**	317

1 Cash Operating Costs plus royalties and the cost of off-site administration.
2 Total Cash Cost plus depreciation, amortization and reclamation.
3 Excludes amortization of deferred gain.

Eldorado Gold Corporation

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	June 2002 (unaudited)	June 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
ASSETS			
Current Assets			
Cash	$ 8,266	$ 2,290	$ 4,752
Restricted cash	1,008	-	475
Accounts receivable	4,366	3,758	3,747
Inventories	5,902	4,647	5,069
	19,542	10,695	14,043
Mine property, plant and equipment	64,696	68,991	66,495
Mineral properties and deferred development	31,428	30,127	30,673
Investments and advances	125	262	122
Other assets and deferred charges	1,098	2,065	1,961
	$ 116,889	$ 112,140	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 9,119	$ 6,802	$ 11,769
Current portion of long term debt (Note 4)	2,650	5,008	6,243
	11,769	11,810	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	3,708	4,665	5,621
Future income taxes	196	177	178
Convertible debentures (Note 5)	6,719	8,393	8,482
Long term debt (Note 4)	950	12,871	9,103
	26,809	41,383	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 6)	334,372	316,373	316,406
Shares to be issued for convertible debenture (Note 5)	1,706	-	-
Equity portion of convertible debentures	1,094	1,400	1,400
Deficit	(247,092)	(247,016)	(249,375)
	90,080	70,757	68,431
	$ 116,889	$ 112,140	$ 113,294

Approved by the Board

"Paul N. Wright"

Director

Approved by the Board

"Hugh C. Morris"

Director

Error! Unknown document property name.

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months Ended June 30 2002 (unaudited)	Three months Ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Revenue				
Gold sales	$ 9,279	$ 8,812	$ 15,215	$ 18,144
Interest and other income	1,977	467	3,136	589
	11,256	9,279	18,351	18,733
Expenses				
Operating costs	5,570	6,488	8,466	12,879
Depletion, depreciation and amortization	2,440	2,258	4,883	4,464
General and administrative	724	728	1,403	1,485
Exploration expense	149	229	268	365
Interest and financing costs	321	766	710	1,651
Gain on conversion of convertible debenture	(463)	-	(463)	-
Foreign exchange loss	(78)	(76)	87	120
	8,663	10,393	15,354	20,964
Profit (loss) before the undernoted items	2,593	(1,114)	2,997	(2,231)
Gain (loss) on disposals of mine property, plant and equipment	(196)	-	(196)	89
Profit (loss) before income taxes	2,397	(1,114)	2,801	(2,142)
Taxes				
Current	(498)	(59)	(518)	81
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)
Deficit at the beginning of the period	(248,991)	(245,843)	(249,375)	(244,752)
Deficit at end of the period	$ (247,092)	$ (247,016)	$ (247,092)	$ (247,016)
Weighted average number of shares outstanding	136,698,457	102,285,772	119,695,228	97,144,787
Basic - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.02)
Basic - Income (loss) per share - CDN.$	$ 0.02	$ (0.01)	$ 0.03	$ (0.03)
Diluted - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.03)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

Expressed in thousands of U.S. dollars

	Three months Ended June 30 2002 (unaudited)	Three months Ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Cash flows from operating activities				
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)
Items not affecting cash				
Depletion, depreciation and amortization	2,440	2,258	4,883	4,464
Future income taxes	-	-	-	203
Gain (loss) on disposals of mine property, plant and equipment	196	-	196	(89)
Interest and financing costs	50	45	100	90
Gain on conversion of convertible debenture	(463)	-	(463)	-
Amortization of hedging gain	(868)	(756)	(1,837)	(1,657)
Amortization of financing fees	23	193	50	193
Foreign exchange loss	479	(73)	490	86
	3,756	494	5,702	1,026
Decrease (increase) in accounts receivable	(967)	624	(619)	1,186
Decrease (increase) in inventories	249	19	(833)	22
Increase (decrease) in accounts payable and accrued liabilities	(2,056)	(33)	(2,591)	249
Liquidation of hedges	-	-	-	2,000
	982	1,104	1,659	4,483
Cash flow from investing activities				
Mine property, plant and equipment	(1,440)	(1,401)	(2,964)	(2,765)
Proceeds from disposals of mine property, plant and equipment	50	-	50	215
Mineral properties and deferred development	(498)	(363)	(755)	(685)
Investments and advances	-	10	-	15
Restricted cash	(3)	5,339	(533)	7,053
	(1,891)	3,585	(4,202)	3,833
Cash flow from financing activities				
Repayment of long/short term debt	(2,845)	(5,595)	(11,354)	(8,145)
Issue of common shares:				
Voting - for cash	3,120	6	17,998	6
Other assets and deferred charges	-	(87)	(114)	(85)
	275	(5,676)	6,530	(8,224)
Foreign exchange (loss) gain on cash held in foreign currency	(469)	81	(473)	(102)
Net increase (decrease) in cash and cash equivalents	(1,103)	(906)	3,514	(10)
Cash and cash equivalents at beginning of the period	9,369	3,196	4,752	2,300
Cash and cash equivalents at end of the period	$ 8,266	$ 2,290	$ 8,266	$ 2,290
Supplemental cash flow information - (Note 8)				
Interest paid	$ 53	$ 551	$ 177	$ 1,098
Income tax paid	$ 39	$ 63	$ 59	$ 126

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the six months ended of 119,695,228 (Six months 2001 – 97,144,787).

3. Hedging Commitments

Gold hedging

At June 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002	2003	2004
Forward gold sales contracts (ounces)	33,189	-	-
Average price ($/oz.)	302	-	-
Deferred gain ($/oz.)	53	-	-
Total ($oz.)	355	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 5,500 ounces per month, at a price of $302.11.

The mark to market value of the Company's hedge position at June 30, 2002 was negative $800 at a spot price of $324 per ounce using a contango rate of 1.55%.

The Company holds 8,000 ounces of $275 Put Options. These Put Options expire at a rate of 4,000 ounces per month.

4. Long Term Debt

On May 30, 2002 the Company, entered into an agreement (the "Eight Amendment") with NM Rothschild. The Amendment releases the Company, upon the reduction of the Credit Facility to less than $3,000, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company made an additional principal payment of $2,000 to reduce the outstanding balance of its Credit Facility to less than $3,000.

5. Convertible Debentures

On June 20, 2002 the Company agreed, by private contract, to purchase $2,000 of "8.25% Convertible Debentures" of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 Common Shares of the Company. Such Common shares will be issued from treasury to Brant and the purchased Debentures will be transferred to the Company and cancelled.

6. Share Capital

Error! Unknown document property name.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrant. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange. These special warrants were converted on May 23, 2002 to shares in the Company for no additional consideration.

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at June 30, 2002, the Company has a share option plan as described below. No compensation expense is recognized in the consolidated statements of operations and deficit for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at June 30,2002 and the changes for the period ending on that date is presented below:

	Six month ended June 30, 2002	
	Shares	**Weighted average exercise price**
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,652,500	0.71
Exercised	(245,000)	0.30
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	5,302,500	0.54
Options exercisable at period end	5,302,500	0.54

The following table summarizes information about options granted during the period ended June 30, 2002.

Shares	Weighted average exercise price	Weighted average fair value
1,432,500	0.71	0.34
145,000	0.70	0.34
75,000	0.71	0.36

The following table summarizes information about share options outstanding as at June 30, 2002.

Stock Options

Range Of Exercise Price ($)	Number Outstanding At June 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.5	1.34
0.40 to 1.00	500,000	1.4	0.46
0.50 to 0.65	971,500	1.9	0.53
0.70 to 0.80	110,000	3.0	0.71
0.24 to 0.51	1,826,000	4.4	0.28
0.70 to 0.71	1,652,500	4.6	0.71
0.24 to 9.40	5,302,500	2.09	0.31

6. Share Capital (continued)

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

			U.S.$		CDN.$
Net income (loss) for the period	As reported	$	2,283	$	3,594
	Pro Forma	$	1,718	$	2,705
Basic and diluted earnings per share	As reported	$	0.02	$	0.03
	Pro Forma	$	0.01	$	0.02

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

7. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in South America and Turkey.

	Three months ended June 30 2002 (unaudited)	Three months ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Gold sales				
São Bento Mine	$ 9,279	$ 8,812	$ 15,215	$ 18,144
	9,279	8,812	15,215	18,144
Operating costs				
São Bento Mine	5,570	6,488	8,466	12,879
	5,570	6,488	8,466	12,879
Depletion, depreciation and amortization				
São Bento Mine	2,262	2,103	4,524	4,207
	2,262	2,103	4,524	4,207
Corporate expenses, net of interest and other income	1,295	(1,106)	1,040	(2,924)
Exploration expense	(149)	(229)	(268)	(365)
Gain (loss) disposals mine property, and equipment	(196)	-	(196)	89
Profit (loss) before income taxes	2,397	(1,114)	2,801	(2,142)
Taxes				
Current	(498)	(59)	(518)	81
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

7. Segmented Information (continued)

	Three months ended June 30 2002 (unaudited)	Three months ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Revenues by geographic area				
North America	$ 76	$ 65	$ 111	$ 174
South America	11,180	9,214	18,240	18,558
Turkey	-	-	-	1
Australia	-	-	-	-
	$ 11,256	$ 9,279	$ 18,351	$ 18,733
Net income (loss) by geographic area				
North America	$ (362)	$ (1,466)	$ (1,417)	$ (3,085)
South America	2,401	460	3,987	1,010
Turkey	(124)	(158)	(260)	(202)
Australia	(16)	(9)	(27)	13
	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)

	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
Segment assets			
São Bento Mine	$ 77,572	$ 78,206	$ 78,855
Total assets for reportable segments	77,572	78,206	78,855
Mineral properties and deferred development	31,428	30,127	30,673
Other	7,889	3,807	3,766
	$ 116,889	$ 112,140	$ 113,294
Assets by geographic area			
North America	$ 7,319	$ 3,257	$ 3,324
South America	77,706	78,405	79,011
Turkey	31,857	30,477	30,959
Australia	7	1	-
	$ 116,889	$ 112,140	$ 113,294

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

8. **Supplementary Cash Flow Information**

	Six months ended June 30, 2002 (unaudited)	Six months ended June 30, 2001 Restated (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (106)	$ (494)
Increase in long term debt	106	494
Interest accrual on convertible debentures	100	90
Convertible debentures	1,763	(90)
Gain on conversion of convertible debenture	(463)	-
Shares to be issued for convertible debenture	(1,706)	-
Equity portion of convertible debenture	306	-
	$ -	$ -

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (the "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

Second Quarter 2002 Financial Performance

Eldorado's unaudited net income for the second quarter of 2002 was a profit of $1,899 or $0.01 per share compared to a loss of $1,173 or ($0.01) per share in the second quarter of 2001. Revenues were higher in the second quarter of 2002 as gold production of 27,702 ounces exceeded gold production of 26,654 ounces in the second quarter of 2001. Realized gold price of $304 in second quarter of 2002 exceeded the previously comparable quarter of 2001 of $297. Other income for the quarter was higher than the second quarter of 2001 as $1,900 of autoclave repair insurance contingency was released from the balance sheet as the repair project was completed under budget. In the second quarter of 2002 the Company purchased $2,000 of its outstanding convertible debentures for a purchase price of 1,597,867 common shares of the Company. This purchase resulted in a gain on the conversion of the debenture of $463.

The Company's unaudited net income for the first six months of 2002 was a profit of $2,283 or $0.02 per share compared to a loss of $2,264 or ($0.02) per share in the first six months of 2001. The Company ended the second quarter 2002 with unrestricted cash of $8,266 compared to $4,752 as at December 31, 2001. Total debt was reduced from $15,346 as at December 31, 2001 to $3,600 including fees in the six month period ended June 30, 2002. Cash flow from operations after working capital changes for the six months ending June 30, 2002 was $1,659 or $0.01 per share compared with cash generation of $4,483 or $0.05 per share for the six months ending June 30, 2001.

		2nd Quarter 2002		2nd Quarter 2001		Six months 2002		Six months 2001
Gold Revenue	$	9,279	$	8,812	$	15,215	$	18,144
Net Income (loss)	$	1,899	$	(1,173)	$	2,283	$	(2,264)
Net Income per share (loss)	$	0.01	$	(0.01)	$	0.02	$	(0.02)
Cash Flow from operations	$	982	$	1,104	$	1,659	$	4,483
Cash Flow per share (loss)	$	0.01	$	0.01	$	0.01	$	0.05

Decreased revenues in the six months of 2002 compared with the same period in 2001 occurred as a result of reduced production. Reduced production in the six months 2002 compared to the six months 2001 was a result of the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002. As at March 31, 2002 the autoclave is operating at a full capacity. The average realized price of gold per ounce in the six month period of 2002 was $300 per ounce compared to $299 in the same six month period of 2001.

Other income of $3,136 an increase of $2,547 over the first six months of 2001, a result of recording $1,118 of cash received from the autoclave business interruption insurance claim and $1,900 in autoclave repair insurance claim during the six months ended June 30, 2002.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Production São Bento Mine

	2002 2nd Quarter	2001 2nd Quarter	2002 Six Months	2001 Six Months
Gold Production				
Ounces	27,702	26,654	44,664	54,740
Cash Operating Cost ($/oz)	195	238	184	229
Total Cash Cost ($/oz)	201	243	190	235
Total Production Cost ($/oz)	296	323	301	317
Realized Price	304	297	300	299
São Bento Mine, Brazil				
Ounces	27,702	26,654	44,664	54,740
Ore tonnes	96,519	107,504	185,861	221,359
Grade (grams/tonne)	9.23	9.36	9.53	9.31
Cash Operating Cost ($/oz)	195	238	184	229
Total Cash Cost ($/oz)	201	243	190	235
Total Production Cost ($/oz)	296	323	301	317

Gold production in the second quarter of 2002 for the São Bento mine was 27,702 ounces (Y-T-D 44,664 ounces). This compares to second quarter 2001 gold production at São Bento of 26,654 ounces (54,740 ounces for the first six months of 2001). The mine is returning to its normal levels of production after the completion of the repair at the #2 autoclave and elimination of power restrictions in the first quarter of 2002.

In the second quarter of 2002 the São Bento mine produced 96,519 tonnes of ore at a grade of 9.23 grams per tonne (Y-T-D 185,861 tonnes at 9.53 g/t). This compares to 107,504 tonnes of production in the second quarter of 2001 at a grade of 9.36 grams per tonne (221,359 tonnes at 9.31 g/t for the first 6 months of 2001). At the end of the second quarter of 2002 the mine had approximately 36,000 tonnes of ore in above ground inventory. The additional ore inventory is reflected as an increase in inventory on the balance sheet in the amount of $1,620.

Second quarter 2002 total cash costs at São Bento were $201 per ounce compared to $243 per ounce in 2001 (Y-T-D $190 per ounce vs. $235 per ounce in the first 6 months of 2001). The total cash costs for the second quarter of 2002 include $12 per ounce increase in costs a result of decrease in ore inventory at the mine site. The decrease in ore inventory in the second quarter is the result of operating the plant at full capacity with the two autoclaves and operation of the Biox circuit. The ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves. During the repair of the autoclave the Company received $1,760 of business interruption insurance related to 2002. Of the $1,760 business interruption received $642 was recorded as a reduction of cash costs covering fixed costs incurred during the autoclave shutdown in the first quarter 2002. The remainder of the business interruption insurance was credited to other income. The company will receive a final business interruption payment in the third quarter of 2002.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Consolidated Gold Production Cost per Ounce

	2nd Quarter 2002	2nd Quarter 2001	6 Months 2002	6 Months 2001
Direct mining expenses	$ 193	$ 188	$ 216	$ 194
Currency hedging	-	39	-	30
Inventory change	12	7	(14)	0
Third party smelting, refining and transportation	4	4	3	5
Vancouver Costs	1	1	3	1
By-product credits	(0)	(1)	-	(1)
Business Interruption credit	(15)	-	(24)	-
Cash operating cost per ounce	$ 195	$ 238	$ 184	$ 229
Royalties and Production taxes	6	5	6	6
Total cash costs per ounce	$ 201	$ 243	$ 190	$ 235
Depreciation/Depletion	82	79	101	77
Exchange (Gain)/ Loss	13	1	10	5
Reclamation and mine closure	-	-	-	-
Total production costs per ounce	$ 296	$ 323	$ 301	$ 317

Financial Condition and Liquidity

Cash from operations

Operations, after changes in working capital, generated cash flow of $1,659 in the six months of 2002 compared to $4,483 in the first six months of 2001. The decrease in cash from operations in the six months of 2001 is mainly due to $2,000 earned in hedge liquidation that occurred in the first quarter 2001 which was not duplicated in 2002.

Financing activities

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrants. Gross proceeds from the placement were Cdn$25,000 or US$14,558. On May 14, 2002 the special warrants were converted to shares in the Company for no additional consideration.

On May 30, 2002 the Company entered into an agreement (the "Eight Amendment") with NM Rothschild &Sons. The Amendment releases the Company, upon the reduction of the Credit Facility to less than $3,000, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company make an additional principal payment of $2,000 to reduce the outstanding balance of its Credit Facility to less than $3,000.

On June 20, 2002 the Company agreed, by private contract, to purchase $2,000 of "8.25% Convertible Debentures" of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 common Shares of the Company. Such Common shares will be issued from treasury to Brant and the purchased Debentures will be transferred to the Company and cancelled.

Forward Sales and Other commitments

At June 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold ounces			
Spot deferred contracts			
Amount hedged	33,189	-	-
Average price ($/oz.)	$ 302	$ -	$ -

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 5,500 ounces per month, at a price of $302.11. The mark to market value of the Company's hedge position at June 30, 2002 was negative $800 at a spot price of $324 per ounce using a contango rate of 1.55%.

The Company holds outstanding put options of 8,000 ounces at a strike price of $275 per ounce. These options expire at a rate of 4,000 ounces per month.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**
Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 26th day of July, 2002.

ELDORADO GOLD CORPORATION

By: ______________________

Name: Earl W. Price
Title: Vice President, Finance

eldoradogold

02 AUG -5

July 26, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange
Industry Canada - CBCA

Dear Sirs:

Re: Eldorado Gold Corporation
2002 Second Quarter Unaudited Financial Statements

We confirm that the Second Quarter Unaudited Financial Statements for the six months ended June 30, 2002 were sent by pre-paid mail on July 26, 2002 to the registered shareholders who appear on the Supplemental Mail List of Eldorado Gold Corporation.

Yours truly,

ELDORADO GOLD CORPORATION

Earl W. Price
Vice President, Finance

cc: June Glover, Computershare Trust Company of Canada (w/enclosures)

920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Tel: (604)687-4018 Fax: (604)687-4026

eldorado gold

June 30, 2002

Report to Shareholders

Suite 920, Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

Phone: (604) 687-4018
Fax: (604) 687-4026
E-Mail: info@eldoradogold.com
www.eldoradogold.com

Eldorado Gold Corporation

Consolidated Balance Sheets

Expressed in thousands of U.S. dollars

	June 2002 (unaudited)	June 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
ASSETS			
Current Assets			
Cash	$ 8,266	$ 2,290	$ 4,752
Restricted cash	1,008	-	475
Accounts receivable	4,366	3,758	3,747
Inventories	5,902	4,647	5,069
	19,542	10,695	14,043
Mine property, plant and equipment	64,696	68,991	66,495
Mineral properties and deferred development	31,428	30,127	30,673
Investments and advances	125	262	122
Other assets and deferred charges	1,098	2,065	1,961
	$ 116,889	$ 112,140	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 9,119	$ 6,802	$ 11,769
Current portion of long term debt (Note 4)	2,650	5,008	6,243
	11,769	11,810	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	3,708	4,665	5,621
Future income taxes	196	177	178
Convertible debentures (Note 5)	6,719	8,393	8,482
Long term debt (Note 4)	950	12,871	9,103
	26,809	41,383	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 6)	334,372	316,373	316,406
Shares to be issued for convertible debenture (Note 5)	1,706	-	-
Equity portion of convertible debentures	1,094	1,400	1,400
Deficit	(247,092)	(247,016)	(249,375)
	90,080	70,757	68,431
	$ 116,889	$ 112,140	$ 113,294

Approved by the Board

Director

Approved by the Board

Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months Ended June 30 2002 (unaudited)	Three months Ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Revenue				
Gold sales	$ 9,279	$ 8,812	$ 15,215	$ 18,144
Interest and other income	1,977	467	3,136	589
	11,256	9,279	18,351	18,733
Expenses				
Operating costs	5,570	6,488	8,466	12,879
Depletion, depreciation and amortization	2,440	2,258	4,883	4,464
General and administrative	724	728	1,403	1,485
Exploration expense	149	229	268	365
Interest and financing costs	321	766	710	1,651
Gain on conversion of convertible debenture	(463)	-	(463)	-
Foreign exchange loss	(78)	(76)	87	120
	8,663	10,393	15,354	20,964
Profit (loss) before the undernoted items	2,593	(1,114)	2,997	(2,231)
Gain (loss) on disposals of mine property, plant and equipment	(196)	-	(196)	89
Profit (loss) before income taxes	2,397	(1,114)	2,801	(2,142)
Taxes				
Current	(498)	(59)	(518)	81
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)
Deficit at the beginning of the period	(248,991)	(245,843)	(249,375)	(244,752)
Deficit at end of the period	$ (247,092)	$ (247,016)	$ (247,092)	$ (247,016)
Weighted average number of shares outstanding	136,698,457	102,285,772	119,695,228	97,144,787
Basic - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.02)
Basic - Income (loss) per share - CDN.$	$ 0.02	$ (0.01)	$ 0.03	$ (0.03)
Diluted - Income (loss) per share - U.S.$	$ 0.01	$ (0.01)	$ 0.02	$ (0.03)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

Expressed in thousands of U.S. dollars

	Three months Ended June 30 2002 (unaudited)	Three months Ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Cash flows from operating activities				
Net Income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)
Items not affecting cash				
Depletion, depreciation and amortization	2,440	2,258	4,883	4,464
Future income taxes	-	-	-	203
Gain (loss) on disposals of mine property, plant and equipment	196	-	196	(89)
Interest and financing costs	50	45	100	90
Gain on conversion of convertible debenture	(463)	-	(463)	-
Amortization of hedging gain	(868)	(756)	(1,837)	(1,657)
Amortization of financing fees	23	193	50	193
Foreign exchange loss	479	(73)	490	86
	3,756	494	5,702	1,026
Decrease (increase) in accounts receivable	(967)	624	(619)	1,186
Decrease (increase) in inventories	249	19	(833)	22
Increase (decrease) in accounts payable and accrued liabilities	(2,056)	(33)	(2,591)	249
Liquidation of hedges	-	-	-	2,000
	982	1,104	1,659	4,483
Cash flow from investing activities				
Mine property, plant and equipment	(1,440)	(1,401)	(2,964)	(2,765)
Proceeds from disposals of mine property, plant and equipment	50	-	50	215
Mineral properties and deferred development	(498)	(363)	(755)	(685)
Investments and advances	-	10	-	15
Restricted cash	(3)	5,339	(533)	7,053
	(1,891)	3,585	(4,202)	3,833
Cash flow from financing activities				
Repayment of long/short term debt	(2,845)	(5,595)	(11,354)	(8,145)
Issue of common shares:				
Voting - for cash	3,120	6	17,998	6
Other assets and deferred charges	-	(87)	(114)	(85)
	275	(5,676)	6,530	(8,224)
Foreign exchange (loss) gain on cash held in foreign currency	(469)	81	(473)	(102)
Net Increase (decrease) in cash and cash equivalents	(1,103)	(906)	3,514	(10)
Cash and cash equivalents at beginning of the period	9,369	3,196	4,752	2,300
Cash and cash equivalents at end of the period	$ 8,266	$ 2,290	$ 8,266	$ 2,290
Supplemental cash flow information - (Note 8)				
Interest paid	$ 53	$ 551	$ 177	$ 1,098
Income tax paid	$ 39	$ 63	$ 59	$ 126

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the six months ended of 119,695,228 (Six months 2001 – 97,144,787).

3. Hedging Commitments

Gold hedging

At June 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002	2003	2004
Forward gold sales contracts (ounces)	33,189	-	-
Average price ($/oz.)	302	-	-
Deferred gain ($/oz.)	53	-	-
Total ($oz.)	355	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 5,500 ounces per month, at a price of $302.11.

The mark to market value of the Company's hedge position at June 30, 2002 was negative $800 at a spot price of $324 per ounce using a contango rate of 1.55%.

The Company holds 8,000 ounces of $275 Put Options. These Put Options expire at a rate of 4,000 ounces per month.

4. Long Term Debt

On May 30, 2002 the Company, entered into an agreement (the "Eight Amendment") with NM Rothschild. The Amendment releases the Company, upon the reduction of the Credit Facility to less than $3,000, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company made an additional principal payment of $2,000 to reduce the outstanding balance of its Credit Facility to less than $3,000.

5. Convertible Debentures

On June 20, 2002 the Company agreed, by private contract, to purchase $2,000 of "8.25% Convertible Debentures" of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 Common Shares of the Company. Such Common shares will be issued from treasury to Brant and the purchased Debentures will be transferred to the Company and cancelled.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. Share Capital

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrant. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange. These special warrants were converted on May 23, 2002 to shares in the Company for no additional consideration.

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at June 30, 2002, the Company has a share option plan as described below. No compensation expense is recognized in the consolidated statements of operations and deficit for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at June 30,2002 and the changes for the period ending on that date is presented below:

	Six month ended June 30, 2002	
	Shares	Weighted average exercise price
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,652,500	0.71
Exercised	(245,000)	0.30
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	5,302,500	0.54
Options exercisable at period end	5,302,500	0.54

The following table summarizes information about options granted during the period ended June 30, 2002.

Shares	Weighted average exercise price	Weighted average fair value
1,432,500	0.71	0.34
145,000	0.70	0.34
75,000	0.71	0.36

The following table summarizes information about share options outstanding as at June 30, 2002.

Stock Options

Range Of Exercise Price ($)	Number Outstanding At June 30, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.5	1.34
0.40 to 1.00	500,000	1.4	0.46
0.50 to 0.65	971,500	1.9	0.53
0.70 to 0.80	110,000	3.0	0.71
0.24 to 0.51	1,826,000	4.4	0.28
0.70 to 0.71	1,652,500	4.6	0.71
0.24 to 9.40	5,302,500	2.09	0.31

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. Share Capital (continued)

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock–based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

			U.S.$		CDN.$
Net income (loss) for the period	As reported	$	2,283	$	3,594
	Pro Forma	$	1,718	$	2,705
Basic and diluted earnings per share	As reported	$	0.02	$	0.03
	Pro Forma	$	0.01	$	0.02

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

7. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in South America and Turkey.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

	Three months ended June 30 2002 (unaudited)	Three months ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Gold sales				
São Bento Mine	$ 9,279	$ 8,812	$ 15,215	$ 18,144
	9,279	8,812	15,215	18,144
Operating costs				
São Bento Mine	5,570	6,488	8,466	12,879
	5,570	6,488	8,466	12,879
Depletion, depreciation and amortization				
São Bento Mine	2,262	2,103	4,524	4,207
	2,262	2,103	4,524	4,207
Corporate expenses, net of interest and other income	1,295	(1,106)	1,040	(2,924)
Exploration expense	(149)	(229)	(268)	(365)
Gain (loss) disposals mine property, and equipment	(196)	-	(196)	89
Profit (loss) before income taxes	2,397	(1,114)	2,801	(2,142)
Taxes				
Current	(498)	(59)	(518)	81
Future	-	-	-	(203)
Net income (loss) for the period	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

7. **Segmented Information (continued)**

	Three months ended June 30 2002 (unaudited)	Three months ended June 30 2001 (Restated) (unaudited)	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)
Revenues by geographic area				
North America	$ 76	$ 65	$ 111	$ 174
South America	11,180	9,214	18,240	18,558
Turkey	-	-	-	1
Australia	-	-	-	-
	$ 11,256	$ 9,279	$ 18,351	$ 18,733
Net income (loss) by geographic area				
North America	$ (362)	$ (1,466)	$ (1,417)	$ (3,085)
South America	2,401	460	3,987	1,010
Turkey	(124)	(158)	(260)	(202)
Australia	(16)	(9)	(27)	13
	$ 1,899	$ (1,173)	$ 2,283	$ (2,264)

	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (Restated) (unaudited)	December 31 2001 (Restated) (audited)
Segment assets			
São Bento Mine	$ 77,572	$ 78,206	$ 78,855
Total assets for reportable segments	77,572	78,206	78,855
Mineral properties and deferred development	31,428	30,127	30,673
Other	7,889	3,807	3,766
	$ 116,889	$ 112,140	$ 113,294
Assets by geographic area			
North America	$ 7,319	$ 3,257	$ 3,324
South America	77,706	78,405	79,011
Turkey	31,857	30,477	30,959
Australia	7	1	-
	$ 116,889	$ 112,140	$ 113,294

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

8. Supplementary Cash Flow Information

	Six months ended June 30, 2002 (unaudited)	Six months ended June 30, 2001 Restated (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (106)	$ (494)
Increase in long term debt	106	494
Interest accrual on convertible debentures	100	90
Convertible debentures	1,763	(90)
Gain on conversion of convertible debenture	(463)	-
Shares to be issued for convertible debenture	(1,706)	-
Equity portion of convertible debenture	306	-
	$ -	$ -

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (the "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

Second Quarter 2002 Financial Performance

Eldorado's unaudited net income for the second quarter of 2002 was a profit of $1,899 or $0.01 per share compared to a loss of $1,173 or ($0.01) per share in the second quarter of 2001. Revenues were higher in the second quarter of 2002 as gold production of 27,702 ounces exceeded gold production of 26,654 ounces in the second quarter of 2001. Realized gold price of $304 in second quarter of 2002 exceeded the previously comparable quarter of 2001 of $297. Other income for the quarter was higher than the second quarter of 2001 as $1,900 of autoclave repair insurance contingency was released from the balance sheet as the repair project was completed under budget. In the second quarter of 2002 the Company purchased $2,000 of its outstanding convertible debentures for a purchase price of 1,597,867 common shares of the Company. This purchase resulted in a gain on the conversion of the debenture of $463.

The Company's unaudited net income for the first six months of 2002 was a profit of $2,283 or $0.02 per share compared to a loss of $2,264 or ($0.02) per share in the first six months of 2001. The Company ended the second quarter 2002 with unrestricted cash of $8,266 compared to $4,752 as at December 31, 2001. Total debt was reduced from $15,346 as at December 31, 2001 to $3,600 including fees in the six month period ended June 30, 2002. Cash flow from operations after working capital changes for the six months ending June 30, 2002 was $1,659 or $0.01 per share compared with cash generation of $4,483 or $0.05 per share for the six months ending June 30, 2001.

	2nd Quarter 2002		2nd Quarter 2001		Six months 2002		Six months 2001	
Gold Revenue	$	9,279	$	8,812	$	15,215	$	18,144
Net Income (loss)	$	1,899	$	(1,173)	$	2,283	$	(2,264)
Net Income per share (loss)	$	0.01	$	(0.01)	$	0.02	$	(0.02)
Cash Flow from operations	$	982	$	1,104	$	1,659	$	4,483
Cash Flow per share (loss)	$	0.01	$	0.01	$	0.01	$	0.05

Decreased revenues in the six months of 2002 compared with the same period in 2001 occurred as a result of reduced production. Reduced production in the six months 2002 compared to the six months 2001 was a result of the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002. As at March 31, 2002 the autoclave is operating at a full capacity. The average realized price of gold per ounce in the six month period of 2002 was $300 per ounce compared to $299 in the same six month period of 2001.

Other income of $3,136 an increase of $2,547 over the first six months of 2001, a result of recording $1,118 of cash received from the autoclave business interruption insurance claim and $1,900 in autoclave repair insurance claim during the six months ended June 30, 2002.

Production São Bento Mine

	2002 2nd Quarter	2001 2nd Quarter	2002 Six Months	2001 Six Months
Gold Production				
Ounces	27,702	26,654	44,664	54,740
Cash Operating Cost ($/oz)	195	238	184	229
Total Cash Cost ($/oz)	201	243	190	235
Total Production Cost ($/oz)	296	323	301	317
Realized Price	304	297	300	299
São Bento Mine, Brazil				
Ounces	27,702	26,654	44,664	54,740
Ore tonnes	96,519	107,504	185,861	221,359
Grade (grams/tonne)	9.23	9.36	9.53	9.31
Cash Operating Cost ($/oz)	195	238	184	229
Total Cash Cost ($/oz)	201	243	190	235
Total Production Cost ($/oz)	296	323	301	317

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Gold production in the second quarter of 2002 for the São Bento mine was 27,702 ounces (Y-T-D 44,664 ounces). This compares to second quarter 2001 gold production at São Bento of 26,654 ounces (54,740 ounces for the first six months of 2001). The mine is returning to its normal levels of production after the completion of the repair at the #2 autoclave and elimination of power restrictions in the first quarter of 2002.

In the second quarter of 2002 the São Bento mine produced 96,519 tonnes of ore at a grade of 9.23 grams per tonne (Y-T-D 185,861 tonnes at 9.53 g/t). This compares to 107,504 tonnes of production in the second quarter of 2001 at a grade of 9.36 grams per tonne (221,359 tonnes at 9.31 g/t for the first 6 months of 2001). At the end of the second quarter of 2002 the mine had approximately 36,000 tonnes of ore in above ground inventory. The additional ore inventory is reflected as an increase in inventory on the balance sheet in the amount of $1,620.

Second quarter 2002 total cash costs at São Bento were $201 per ounce compared to $243 per ounce in 2001 (Y-T-D $190 per ounce vs. $235 per ounce in the first 6 months of 2001). The total cash costs for the second quarter of 2002 include $12 per ounce *increase in costs a result of decrease in ore inventory at the mine site. The decrease in ore inventory in the second quarter is the* result of operating the plant at full capacity with the two autoclaves and operation of the Biox circuit. The ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves. During the repair of the autoclave the Company received $1,760 of business interruption insurance related to 2002. Of the $1,760 business interruption received $642 was recorded as a reduction of cash costs covering fixed costs incurred during the autoclave shutdown in the first quarter 2002. The remainder of the business interruption insurance was credited to other income. The company will receive a final business interruption payment in the third quarter of 2002.

Consolidated Gold Production Cost per Ounce

	2nd Quarter 2002	2nd Quarter 2001	6 Months 2002	6 Months 2001
Direct mining expenses	$ 193	$ 188	$ 216	$ 194
Currency hedging	-	39	-	30
Inventory change	12	7	(14)	0
Third party smelting, refining and transportation	4	4	3	5
Vancouver Costs	1	1	3	1
By-product credits	(0)	(1)	-	(1)
Business Interruption credit	(15)	-	(24)	-
Cash operating cost per ounce	$ 195	$ 238	$ 184	$ 229
Royalties and Production taxes	6	5	6	6
Total cash costs per ounce	$ 201	$ 243	$ 190	$ 235
Depreciation/Depletion	82	79	101	77
Exchange (Gain)/ Loss	13	1	10	5
Reclamation and mine closure	-	-	-	-
Total production costs per ounce	$ 296	$ 323	$ 301	$ 317

Financial Condition and Liquidity

Cash from operations

Operations, after changes in working capital, generated cash flow of $1,659 in the six months of 2002 compared to $4,483 in the first six months of 2001. The decrease in cash from operations in the six months of 2001 is mainly due to $2,000 earned in hedge liquidation that occurred in the first quarter 2001 which was not duplicated in 2002.

Financing activities

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrants. Gross proceeds from the placement were Cdn$25,000 or US$14,558. On May 14, 2002 the special warrants were converted to shares in the Company for no additional consideration.

On May 30, 2002 the Company entered into an agreement (the "Eight Amendment") with NM Rothschild &Sons. The Amendment releases the Company, upon the reduction of the Credit Facility to less than $3,000, from the requirement of maintaining a new gold hedge position. On May 31, 2002 the Company make an additional principal payment of $2,000 to reduce the outstanding balance of its Credit Facility to less than $3,000.

2nd Quarter ended June 30, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

On June 20, 2002 the Company agreed, by private contract, to purchase $2,000 of "8.25% Convertible Debentures" of the Company from Brant Investments Ltd. ("Brant") for a purchase price of 1,597,867 common Shares of the Company. Such Common shares will be issued from treasury to Brant and the purchased Debentures will be transferred to the Company and cancelled.

Forward Sales and Other commitments

At June 30, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold ounces			
Spot deferred contracts			
Amount hedged	33,189	-	-
Average price ($/oz.)	$ 302	$ -	$ -

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 5,500 ounces per month, at a price of $302.11. The mark to market value of the Company's hedge position at June 30, 2002 was negative $800 at a spot price of $324 per ounce using a contango rate of 1.55%.

The Company holds outstanding put options of 8,000 ounces at a strike price of $275 per ounce. These options expire at a rate of 4,000 ounces per month.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

Project Detail for Project #: (00467824)

Other Issuer Cover Page

Project #: 00467824

Filing Type: Interim Financial Statements

Issuer Name: 00001610 Eldorado Gold Corporation

Filing Subscriber Name: Eldorado Gold Corporation

Financial Period Ended: 06/30/2002

Financial Period Date Relates to ... 2nd quarter (6 mos.) ended

Subscriber Information

Contact

Contact: Dawn Moss

Tel: (604)601-6655 Ext:
Fax: (604)687-4026

Email ID: dawnm@eldoradogold.com

Subscriber

Company Name: Eldorado Gold Corporation

User Name:

Userid: aecf0210

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	X
Alberta (ASC)	
Saskatchewan	

Project Detail for Project #: (00467824)

Recipient Agencies List (continued)

Recipient Agencies	Principal
Manitoba	
Ontario	
Quebec	
New Brunswick	
Nova Scotia	
Prince Edward Island	
Newfoundland	
Northwest Territories	
Toronto Stock Exchange	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	07/25/2002 16:35:58
Alberta (ASC)	Filed with SEDAR	07/25/2002 16:35:58
Saskatchewan	Filed with SEDAR	07/25/2002 16:35:58
Manitoba	Filed with SEDAR	07/25/2002 16:35:58
Ontario	Filed with SEDAR	07/25/2002 16:35:58
Quebec	Filed with SEDAR	07/25/2002 16:35:58
New Brunswick	Filed with SEDAR	07/25/2002 16:35:58
Nova Scotia	Filed with SEDAR	07/25/2002 16:35:58
Prince Edward Island	Filed with SEDAR	07/25/2002 16:35:58
Newfoundland	Filed with SEDAR	07/25/2002 16:35:58
Northwest Territories	Filed with SEDAR	07/25/2002 16:35:58
Toronto Stock Exchange	Filed with SEDAR	07/25/2002 16:35:58

Submission List

Submission #	Submission Type	Date / Time
00000001	Interim Financial Statements	07/25/2002 16:35:58

Document List

Document List (continued)

Interim financial statements - English
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